                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 Amendment No. 7
                                       to
                                Schedule 14D-1/A

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                    -----------------------------------------

                            LUMEN TECHNOLOGIES, INC.
                    -----------------------------------------
                            (Name of Subject Company)

                                   EG&G, INC.

                             LIGHTHOUSE WESTON CORP.
                    -----------------------------------------
                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   550242 10 1
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
        -----------------------------------------------------------------
        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                    -----------------------------------------

        This Amendment No. 7 to Tender Offer Statement on Schedule 14D-1/A ("Amendment No. 7") relates to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998, Amendment No. 2 thereto dated November 6, 1998, Amendment No. 3 thereto dated November 10, 1998, Amendment No. 4 thereto dated November 23, 1998, Amendment No. 5 thereto dated December 3, 1998, and Amendment No. 6 thereto dated December 11, 1998 (the "Original Statement").

        The Original Statement is amended as follows:

Item 10. ADDITIONAL INFORMATION.

         The information set forth in Items 10(b), (c) and (f) is hereby amended and supplemented by the following:

                  On December 15, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

Item 11. MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended by adding immediately following the reference to Exhibit (a)(14) the following:

(a)(15) Text of Press Release dated December 15, 1998, issued by the Parent.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.


Dated: December 15, 1998                   EG&G, INC.



                                           By:   /s/ Murray Gross
                                              ----------------------------------
                                                 Name:  Murray Gross
                                                 Title: Senior Vice President



                                           LIGHTHOUSE WESTON CORP.



                                           By:    /s/ Philip Ayers
                                              ----------------------------------
                                              Name: Philip Ayers
                                              Title: Secretary

                                INDEX OF EXHIBITS

Number      Exhibit Name
------      ------------
*(a)(1)     Offer to Purchase.

*(a)(2)     Letter of Transmittal.

*(a)(3)     Notice of Guaranteed Delivery.

*(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

*(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

*(a)(6)     Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

*(a)(7)     Form of Summary Advertisement as published October 27, 1998.

*(a)(8)     Text of Joint Press Release dated October 21, 1998, issued by the
            Company and Parent.

*(a)(9)     Text of Press Release dated October 27, 1998, issued by the Parent.

*(a)(10)    Text of Press Release dated October 30, 1998, issued by the Parent.

*(a)(11)    Text of Press Release dated November 6, 1998, issued by the Parent.

*(a)(12)    Text of Press Release dated November 23, 1998, issued by the Parent.

*(a)(13)    Text of Press Release dated December 3, 1998, issued by the Parent.

*(a)(14)    Text of Press Release dated December 11, 1998, issued by the Parent.

 (a)(15)    Text of Press Release dated December 15, 1998, issued by the Parent.

**(b)(1)    Termination, Replacement and Restatement Agreement dated as of
            March 6, 1998, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as
            Administrative Agent.

***(b)(2)   364-Day Competitive Advance and Revolving Credit Agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and
            Chase Manhattan Bank (as successor to Chemical Bank) as
            Administrative Agent, as amended (the "364-Day Competitive Advance and Revolving Credit Agreement").

***(b)(3)   Five-Year Competitive Advance and Revolving Credit Facility dated as of March 21, 1994, among the Parent, the Lenders listed therein and
            Chase Manhattan Bank (as successor to Chemical Bank) as
            Administrative Agent, as amended (the "Five-Year Competitive Advance and Revolving Credit Facility").

Number      Exhibit Name
------      ------------
*(b)(4)     First Amendment, dated as of November 20, 1998, to the 364-Day
            Competitive Advance and Revolving Credit Agreement.

*(b)(5)     Fourth Amendment, dated as of November 20, 1998, to the Five-Year
            Competitive Advance and Revolving Credit Facility.

*(b)(6) Competitive Advance and Revolving Credit Facility Agreement, dated as of November 23, 1998, among EG&G, Inc., the Lenders named therein, and the Chase Manhattan Bank, as Administrative Agent.

*(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among the Parent, the Purchaser and the Company.

*(c)(2)     Stockholders' Agreement dated as of October 21, 1998, among the
            Parent and certain stockholders of the Company.

*(c)(3)     Confidentiality Agreement dated as of June 9, 1998 between the
            Parent and the Company.

(d)         None.

(e)         Not applicable.

(f)         None.

*    Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).